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CDSC CREDIT ENDORSEMENT

This Endorsement is made a part of this Contract as of the Contract Date. Terms not defined herein have the meaning given to them in the Contract. The section, "CDSC Credit," below, is added to the Contract at the end of the "Contract Value and Expense Provisions." In the event of any conflict between the terms of this Endorsement and the terms of the Contract, the terms of this Endorsement shall prevail over the terms of the Contract.

CDSC CREDIT

CDSC CREDIT: SBL will add a CDSC Credit to your Contract Value at the time the first Purchase Payment is applied to your Contract. The amount of the CDSC Credit is determined at the time the first Purchase Payment is made as a percentage of the first Purchase Payment. The CDSC Credit amount is a percentage of the first Purchase Payment determined as follows. If the percentage amount of any contingent deferred sales charge or withdrawal charge imposed upon an annuity contract, which was surrendered in whole or in part to purchase this Contract, is equal to 1%, SBL will apply to your Contract Value an amount equal to up to 1% of your first Purchase Payment. If the percentage amount of any contingent deferred sales charge or withdrawal charge imposed upon an annuity contract, which was surrendered in whole or in part to purchase this Contract, is equal to 2% or more, SBL will apply to your Contract Value an amount equal to up to 2% of your first Purchase Payment.

For example, if a withdrawal charge of 7% was imposed upon the surrender of an annuity contract to purchase this Contract, the CDSC Credit would be equal to up to 2% of the first Purchase Payment.

The CDSC Credit will be applied on the Valuation Date that the first Purchase Payment is effective. The CDSC Credit will be allocated among the Accounts in the same proportion as the first Purchase Payment. This CDSC Credit is in addition to any Credit Enhancement applied to the Contract pursuant to the purchase of a Credit Enhancement Rider.

NO CHARGE: There is no charge for this Endorsement.

FREE LOOK: In the event that the Owner exercises the Free Look right, SBL shall refund such amount as the Contract provides, but in no event shall such amount include the value of any CDSC Credit applied to Contract Value.

WITHDRAWAL CHARGES: In the event of a full or partial withdrawal (not including the exercise of the Free Look right), the CDSC Credit is subject to any applicable Withdrawal Charges under the Contract on the same basis as Purchase Payments in the event of a full or partial withdrawal of such CDSC Credit.

VESTING: The CDSC Credit will vest completely at the expiration of the Free Look period under the Contract. Notwithstanding the foregoing, in the event of a Withdrawal (not including the exercise of the Free Look right), the CDSC Credit is subject to any applicable Withdrawal Charges.

ALTERNATIVE WITHDRAWAL CHARGE RIDER: This endorsement is not available in connection with a Contract issued with a 0-Year Alternate Withdrawal Charge Rider.

SECURITY BENEFIT LIFE INSURANCE COMPANY

/s/ J. Michael Keefer
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J. Michael Keefer
Secretary